UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒          Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐          No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐         No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form,

the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.)

Yes: ☐         No: ☒

TELEMAR PARTICIPAÇÕES S.A.

CNPJ/MF Nº 02.107.946/0001-87

NIRE 3330016601-7

Publicly-held Company

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CNPJ/MF Nº 02.558.134/0001-58

NIRE 3330026253 9

Publicly-held Company

TELEMAR NORTE LESTE S.A.

CNPJ/MF Nº 33.000.118/0001-79

NIRE 33300152580

Publicly-held Company

MATERIAL FACT

Pursuant to the provisions of Article 157, Paragraph 4 of Law No. 6,404/76 and CVM Ruling No. 358/02, Telemar Participações S.A. (“TmarPart”), its subsidiary, Tele Norte Leste Participações S.A. (“TNL”, Bovespa: TNLP3, TNLP4; NYSE: TNE) and TNL’s subsidiary Telemar Norte Leste S.A. (“TMAR”, Bovespa: TMAR3, TMAR5, TMAR6), hereby referred to collectively as the “Companies”, inform their shareholders and the securities markets in general that, at the date hereof, AG Telecom Participações S.A. (“AG”) and LF Tel S.A. (“LF”), companies that are part of the control group of Telemar Participações S.A., with TNL and TMAR as intervening parties, entered into with Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) a letter of intent (“Letter of Intent”) with the objective of establishing the principal terms that will serve as a framework for the negotiation of a potential corporate alliance between Portugal Telecom and TmarPart and its subsidiaries (collectively, the “OI Companies”).

The objective of the alliance is to develop a telecommunications project with global reach enabling cooperation in a series of areas, among others, to share best practices, achieve economies of scale, strengthen research and development initiatives, develop technologies, increase the international presence of the Portugal Telecom and the OI Companies, mainly in Latin America and Africa, diversify service offerings, improve synergies and reduce costs in order to offer the best service to clients of both groups and create value for shareholders.

In order to strengthen the capital structure of the OI Companies, the alliance will involve the direct and indirect participation of Portugal Telecom in TMAR, on a fully-diluted basis, of approximately 22.4% and a total maximum disbursement of R$8.44 billion, involving no transfer of the shareholding control of the Companies. The alliance will comprise the following events, among others, related to the OI Companies:

(a)	Acquisition by Portugal Telecom of a minority equity interest in the capital of AG and LF;

(b)	Acquisition of a direct equity interest in TmarPart in the percentage of 10% of its capital stock;

(c)	Proposal of a capital increase of TmarPart, in the amount of up to R$4.24 billion, which will be subscribed by Portugal Telecom and other shareholders of TmarPart, and Portugal Telecom will maintain an equity interest of 10% in TmarPart;

(d)	Proposal of a capital increase of TNL in the amount of up to R$12 billion, with the issuance of common and preferred shares, at the price of R$38.5462 per common share and R$28.2634 per preferred share, determined in accordance with the market value of the shares over the trading sessions of the BM&FBovespa during the 60 days prior to this date, to be subscribed by TmarPart and other shareholders of TNL that exercise their preemptive rights;

(e)	Proposal of a capital increase of TMAR in the amount of approximately R$12 billion, with the issuance of common and preferred shares, at the price of R$63.7038 per common share and R$50.7010 per preferred share, determined in accordance with the market value of the shares over the trading sessions of the BM&FBovespa during the 60 days prior to this date, to be subscribed by TNL and other shareholders of TMAR that exercise their preemptive rights;

(f)	Portugal Telecom will subscribe for shares in the capital increases indicated above up to the amount of R$3.733 billion, in accordance with the available unsubscribed shares and potential assignments of preemptive rights that may occur with respect to TNL and TMAR; and

(g)	The capital increases described in items (d) and (e) above will have the principal objective of strengthening TMAR and the reduction of its net debt, in order to enable the international expansion of the company and its subsidiaries as well as its operational development.

The alliance between Portugal Telecom and OI Companies will also result in the acquisition by TMAR of an equity interest in Portugal Telecom of up to 10%, through a private transaction or a public offering, in accordance with applicable legislation.

Portugal Telecom shall execute shareholders’ agreements which shall grant Portugal Telecom the rights, among others, to (i) appoint directors and officers from Portugal Telecom as follows: (a) one member of the Board of Directors of TmarPart and its respective alternate member, (b) one officer of TmarPart, and (c) two members of the Board of Directors of TNL; (ii) participate in all the existing committees and the committees that may be formed to assist the Board of Directors of the material companies controlled by TmarPart, and (iii) participate in the process of appointment of officers and participate in the formation of resolutions of AG and LF regarding matters subject to a qualified quorum.

On the other hand, TMAR shall have the right to be represented on the Board of Directors of Portugal Telecom proportionally to the number of shares TMAR may acquire, subject to applicable law and to the bylaws of Portugal Telecom.

The implementation of any of the transactions described above is subject to the following conditions, among others:

a)	Acquisition by Portugal Telecom of 10% of the shares issued by TmarPart;

b)	Admission of Portugal Telecom to the Shareholders’ Agreement of TmarPart;

c)	Obtaining the applicable legal and administrative authorizations, specifically the approval by Anatel;

d)	Approval of the transactions that may be agreed by the parties by the competent corporate bodies of each of them; and

e)	Transfer of the equity interest held by Portugal Telecom in Brasilcel N.V., the controlling shareholder of Vivo Participações S.A., and the termination of the existing operational agreements that may impede the necessary regulatory approvals.

The Letter of Intent will be valid until October 31, 2010, and may be extended by its parties. Without prejudice to the governance and financial conditions established in the Letter of Intent, which shall not be amended, the consummation of the transactions established therein are conditioned upon the parties reaching an agreement with respect to the definitive documentation, and reaching an agreement with the other shareholders of TmarPart that are not parties to the Letter of Intent, regarding the matters contained therein or that may arise during the negotiations. As a consequence, the transactions foreseen in the Letter of Intent may not be consummated.

The Companies will maintain their shareholders and the market informed about all subsequent material events related to the alliance that is subject to negotiation.

Rio de Janeiro, July 28, 2010.

TELEMAR PARTICIPAÇÕES S.A.

Pedro Jereissati

Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Alex Waldemar Zornig

Investor Relations Officer

TELEMAR NORTE LESTE S.A.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer